                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of February 2003.


                       ASHANTI GOLDFIELDS COMPANY LIMITED


                (Translation of Registrant's Name Into English)


                        Gold House, Patrice Lumumba Road
                           Roman Ridge, P.O. Box 2665
                                  Accra, Ghana


                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                      Form 20-F   X           Form 40-F
                                 ---                   ---

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                             Yes             No  X
                                 ---            ---


        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

                             [LOGO OF ASHANTI HERE}


           P    R    E    S    S          R   E   L   E   A   S    E
           ---------------------------------------------------------

           FOR IMMEDIATE RELEASE                    14 FEBRUARY 2003



                UPDATE ON PRELIMINARY RESULTS FOR THE YEAR ENDED
                                31 DECEMBER 2002

                       CLARIFICATION ON GEITA HEDGE TABLE


Ashanti wishes to clarify that the Geita Hedge Table disclosed on Page 4 of Ashanti's Press Release, dated 13 February 2003, showed the full Geita Hedge Book. Ashanti's 50% portion of the Geita hedge position is as set out below:


                                    2003         2004           2005        2006        2007         Totals

-------------------------------------------------------------------------------------------------------------
Forward Sales         (ounces)     189,598     195,558        174,828      94,576      120,938      775,498
                      (US$/ounce)    285         289            294          296         298          291
-------------------------------------------------------------------------------------------------------------
Puts:
Bought                (ounces)      26,735      25,586         24,350      18,115       23,390      118,176
                      (US$/ounce)    291          291            291         291          292         291
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
Lease Rate Proceeds   (ounces)       400          -              -            -           -           400
-------------------------------------------------------------------------------------------------------------

Summary:
-------------------------------------------------------------------------------------------------------------
Protected             (ounces)     215,933     221,144        199,178     112,691      144,328      893,274

Committed             (ounces)     189,198     195,558        174,828      94,576      120,938      775,098
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

Lease Rate Swap       (ounces)     156,301     116,774         76,301      41,420         -           -
-------------------------------------------------------------------------------------------------------------


ENDS

Enquiries:

Ashanti Goldfields Company Limited
S Venkatakrishnan -- Chief Financial Officer       Tel:         +44 207 256 9938
Mark Arnesen -- MD, International Treasury         Tel:         +44 207 256 9938

UK Contact
Corinne Gaisie -- Ashanti London Office Manager    Tel:         +44 207 256 9938

North American Contact
Allan Jordan -- Golin Harris International         Tel:         +1 212 697 9191


 A copy of this release is available at http://www.ashantigold.com/releases.htm
                                        ---------------------------------------


                                                                    Seann316/ea*

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date:   February 14, 2003                 ASHANTI GOLDFIELDS COMPANY LIMITED




                                          By: /s/ Ernest Abankroh
                                             ------------------------
                                          Name: Ernest Abankroh
                                          Title: Company Secretary













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